Exhibit 99.2

CRH MEDICAL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

The following management discussion and analysis (“MD&A”) should be read in conjunction with CRH Medical Corporation’s (the “Company” or “CRH”) unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017 and the annual consolidated financial statements and the corresponding notes thereto for the year ended December 31, 2017. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise specified, all financial data is presented in United States dollars. This MD&A is as of July 31, 2018.

Additional information related to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Certain risks underlying our assumptions are highlighted below; if risks materialize, or if assumptions prove otherwise to be untrue, our results will differ from those suggested by our forward looking statements and our results and operations may be negatively affected. Forward looking statements in this report include statements regarding profitability, additional acquisitions, increasing revenue and Operating EBITDA, continued growth of our business in line with historical growth rates, trends in our industry, financing plans, our anticipated needs for working capital and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements currently contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law. Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our ability to identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; our ability to manage growth and achieve our expansion strategy; changes to payment rates or methods of third-party payors, including United States government healthcare programs, changes to the United States laws and regulations that regulate payments for medical services, the failure of payment rates to increase as our costs increase, or changes to our payor mix; decreases in our revenue and profit margin under our fee for service contracts and arrangements, where we bear the risk of changes in

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volume, payor mix, Radiology, Anesthesiology and Pathology benefits, and third-party reimbursement rates; Ambulatory Surgical Centers or other customers may terminate or choose not to renew their agreements with us; our need to raise additional capital to fund future operations; the effect of various restrictive covenants and events of default under the Credit Facilities; we may still be able to incur substantially more debt, which could further exacerbate the risks associated with increased leverage; significant price and volume fluctuation of our share prices; the risk that we may write-off intangible assets; the operating margins and profitability of our anesthesia segment could be adversely affected if we are unable to maintain or increase anesthesia procedure volumes at our existing Ambulatory Surgical Centers; we may not be able to successfully recruit and retain qualified anesthesiologists or other independent contractors; adverse events related to our product or our services may subject us to risks associated with product liability, medical malpractice or other legal claims, insurance claims, product recalls and other liabilities, which may adversely affect our operations; our industry’s health and safety risks; Affordable Care Act reform in the United States may have an adverse effect on our business, financial condition, results of operations and cash flows and the trading price of our securities, financial condition, results of operations and cash flows and the trading price of our securities; failure to manage third-party service providers may adversely affect our ability to maintain the quality of service that we provide; income tax audits and changes in our effective income tax rate could affect our results of operations; our dependence on suppliers could have a material adverse effect on our business, financial condition and results of operations; unfavorable economic conditions could have an adverse effect on our business; we may be subject to a variety of regulatory investigations, claims, lawsuits, and other proceedings; if we are unable to adequately protect or enforce our intellectual property, our competitive position could be impaired; we may not be successful in marketing our products and services; our employees and third-party contractors may not appropriately record or document services that they provide; failure to timely or accurately bill for services could have a negative impact on our net revenue, bad debt expense and cash flow; we may be unable to enforce the non-competition and other restrictive covenants in our agreements; our senior management has been key to our growth, and we may be adversely affected if we lose any member of our senior management; our industry is already competitive and could become more competitive; if there is a change in federal or state laws, rules, regulations, or in interpretations of such federal or state laws, rules or regulations, we may be required to redeem our physician partners’ ownership interests in anesthesia companies under the savings clause in our joint venture operating agreements; changes in the United States federal Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations could result in criminal offences and potential sanctions; our employees and business partners may not appropriately secure and protect confidential information in their possession; we are dependent on complex information systems; we may be subject to criminal or civil sanctions if we fail to comply with privacy regulations regarding the protection, use and disclosure of patient information; we have a legal responsibility to the minority owners of the entities through which we own our anesthesia services business, which may conflict with our interests and prevent us from acting solely in our own best interests; a significant number of our affiliated physicians could leave our affiliated Ambulatory Surgical Centers; if regulations or regulatory interpretations change, we may be obligated to re-negotiate agreements of our anesthesiologists or other contractors; the continuing development of our products and provision of our services depends upon us maintaining strong relationships with physicians; we operate in an industry that is subject to extensive federal, state, and local regulation, and changes in law and regulatory interpretations; unfavorable changes or conditions could occur in the states where our operations are concentrated; government authorities or other parties may assert that our business practices violate antitrust laws; if we were to lose our foreign private issuer status under United States federal securities laws, we would likely incur additional expenses associated with compliance with United States securities laws applicable to United States domestic issuers; significant shareholders of the Company could influence our business operations, and sales of our shares by such significant shareholders could influence our share price; anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders; changes in the medical industry and the economy may affect the Company’s business; our industry is the subject of numerous governmental investigations into marketing and other business practices which could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations; evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; we may face exposure to adverse movements in foreign currency exchange rates.

For a complete discussion of the Company's business including the assumptions and risks set out above, see the Company's annual information form which is available on SEDAR at www.sedar.com.

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OVERVIEW

CRH Medical Corporation (“CRH”) is a North American company focused on providing gastroenterologists (“GI’s”) with innovative services and products for the treatment of gastrointestinal (“GI”) diseases. In 2014, CRH acquired a full service gastroenterology anesthesia company, Gastroenterology Anesthesia Associates, LLC (“GAA”), which provides anesthesia services for patients undergoing endoscopic procedures. CRH has complemented this transaction with seventeen additional acquisitions of GI anesthesia companies since GAA.

According to the Centers for Disease Control and Prevention (“CDS”), colorectal cancer is the second leading cause of cancer-related deaths in the United States and recent research indicates that the incidence of colon cancer in young adults is on the rise. The CDS has implemented campaigns to raise awareness of GI health and drive colorectal cancer screening rates among at risk populations. Colon cancer is treatable if detected early and screening colonoscopies are the most effective way to detect colon cancer in its early stages. Anesthesia-assisted endoscopies are the standard of care for colonoscopies and upper endoscopies.

The Company’s CRH O’Regan System distribution strategy focuses on physician education, patient outcomes, and patient awareness. The O’Regan System is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I - IV. CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

The Company has financed its cash requirements primarily from revenues generated from the sale of its product directly to physicians, GI anesthesia revenue, equity financings, debt financings and a revolving and term credit facility. The Company’s ability to maintain the carrying value of its assets is dependent on successfully marketing its products and services, obtaining reasonable rates for anesthesia services and maintaining future profitable operations, the outcome of which cannot be predicted at this time. The Company has also stated its intention to acquire or develop additional GI anesthesia practices. In the future, it may be necessary for the Company to raise additional funds for the continuing development of its business plan.

For further information about CRH Medical Corporation, including the Company’s Annual Information Form, please visit the Company website at www.crhmedcorp.com or www.sedar.com, or email us at ir@crhmedcorp.com.

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SELECTED IFRS FINANCIAL INFORMATION

	Q2 2018	YTD 2018	Q2 2017 (restated4)	YTD 2017 (restated4)

Anesthesia services revenue	$24,676,618	$46,785,243	$18,140,325	$36,732,662
Product sales revenue	2,653,900	5,210,776	2,787,678	5,563,993
Total revenue	27,330,518	51,996,019	20,928,003	42,296,655

Total operating expenses, including:	22,888,257	43,093,609	17,189,919	33,612,969
Depreciation and amortization expense	7,511,813	14,528,287	5,622,813	10,691,765
Stock based compensation expense	838,323	1,666,819	781,113	1,687,487

Operating income	4,442,261	8,902,410	3,738,084	8,683,686

Net and comprehensive income	$3,245,279	$6,426,929	$619,874	$3,921,991
Attributable to:
Shareholders of the Company	1,301,840	2,729,706	(493,631)	1,048,224
Non-controlling interest[1]	1,943,439	3,697,223	1,113,505	2,873,767

Earnings (loss)_per share attributable to shareholders:
Basic	$0.018	$0.038	$(0.007)	$0.014
Diluted	$0.018	$0.037	$(0.007)	$0.014

Total assets	$200,753,993	$200,753,993	$167,357,032	$167,357,032
Total non-current liabilities	$63,015,920	$63,015,920	$55,493,573	$55,493,573
Total liabilities	$73,074,868	$73,074,868	$64,042,486	$64,042,486

NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

SELECTED FINANCIAL INFORMATION - NON-IFRS MEASURES

	Q2 2018	YTD 2018	Q2 2017	YTD 2017

Total Adjusted operating expenses[2]	$14,437,408	$26,689,220	$10,697,966	$21,018,808

Adjusted operating EBITDA[3] - non-controlling interest[1]	4,463,671	8,646,022	2,877,903	6,206,406
Adjusted operating EBITDA[3] - shareholders of the Company	8,429,439	16,660,777	7,352,134	15,071,441
Adjusted operating EBITDA[3] - total	$12,893,110	$25,306,799	$10,230,037	$21,277,847

[1]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
[2]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[3]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[4]	On adoption of IFRS 15, the Company restated prior year revenue and operating expenses. The restatement had no impact on net income. Refer to note 3 of the unaudited interim financial statements for the three and six months ended June 30, 2018.

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RECENT EVENTS

In the six months ended June 30, 2018, the Company’s financial results reflect the impact of the CMS 2018 Medicare Final Physician Fee Schedule and the acquisition of two additional anesthesia services providers.

CMS 2018 Medicare Final Physician Fee Schedule - January 2018

The final CMS (“Centers for Medicare and Medicaid Services”) 2018 Medicare Physician Fee Schedule was announced on November 2, 2017 and updated the payment policies, payment rates, and other provisions for services furnished under the Medicare Physician Fee Schedule on or after January 1, 2018.

The Medicare Final Physician Fee Schedule changed the billing structure for CRH’s primary billing code for anesthesia provided in conjunction with a lower endoscopy by eliminating the existing billing code and replacing it with three new billing codes. The new billing codes had the net effect of decreasing the amount CRH billed and collected for anesthesia services provided in conjunction with a lower endoscopy.

Shreveport Sedation Associates, LLC (“SSA”) - March 2018

On March 19, 2018, a subsidiary of the Company entered into an asset purchase agreement to acquire 100% of certain assets of an anesthesia services provider in Louisiana. The purchase consideration, paid via cash, for the acquisition was $9,404,148.  The fair value of the exclusive professional service agreement which was acquired as part of this acquisition was $9,300,000. The Company also acquired a prepaid asset as part of the acquisition.

Western Ohio Sedation Associates, LLC (“WOSA”) - May 2018

On May 1, 2018, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in an anesthesia services provider in Ohio. The purchase consideration, paid via cash, for the acquisition was $6,409,000.  The fair value of the exclusive professional services agreement which was acquired as part of this acquisition was $12,566,667.

Lake Washington Anesthesia Associates, LLC (“LWA”) - July 2018

On July 26, 2018, a subsidiary of the Company entered into a membership interest purchase agreement, effective July 1, 2018, to acquire a 51% interest in Lake Washington Anesthesia Associates, LLC (”LWA”), a gastroenterology anesthesia services provider in Washington State.  The purchase consideration, paid via cash, for the acquisition of the Company’s 51% interest was $5,000,000.  The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $9,803,922. The Company expects to consolidate this entity in its consolidated financial statements as a result of the interest acquired in combination with the Company’s operating agreement with LWA.

LWA is the Company’s first Monitored Anesthesia Care (“MAC”) program to be completed. The MAC program was announced on March 15, 2017 with Puget Sound Gastroenterology (“PSG”). CRH developed PSG’s MAC program and retained an option, which has since been exercised, to acquire a 51% interest in the new anesthesia practice, LWA.

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NON-IFRS FINANCIAL MEASURES

In addition to results reported in accordance with IFRS, the Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include Adjusted operating EBITDA and Adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business.

The Company defines Adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines Adjusted operating expenses as operating expenses before expenses related to acquisitions, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses is presented on a basis consistent with the Company’s internal management reports. The Company discloses Adjusted operating expenses to capture the non-operational expenses of the business before the impact of items not considered by management to impact operating decisions. The Company also discloses Adjusted operating expenses by segment.

Adjusted operating EBITDA and Adjusted operating expenses do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.

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SELECTED FINANCIAL INFORMATION - IFRS and NON-IFRS MEASURES

	Q2 2018	YTD 2018	Q2 2017 (restated4)	YTD 2017 (restated4)

Anesthesia services revenue	$24,676,618	$46,785,243	$18,140,325	$36,732,662
Product sales revenue	2,653,900	5,210,776	2,787,678	5,563,993
Total revenue	27,330,518	51,996,019	20,928,003	42,296,655

Adjusted operating expenses[1]
Anesthesia services	12,102,420	22,518,468	8,712,101	17,011,429
Product sales	1,271,226	2,364,060	1,141,975	2,178,954
Corporate	1,063,762	1,806,692	843,890	1,828,425
Total Adjusted operating expenses[1]	$14,437,408	$26,689,220	$10,697,966	$21,018,808

Adjusted operating EBITDA[2] - non-controlling interest[3]	4,463,671	8,646,022	2,877,904	6,206,406
Adjusted operating EBITDA[2] - shareholders of the Company	8,429,439	16,660,777	7,352,134	15,071,441
Adjusted operating EBITDA[2] - total	$12,893,110	$25,306,799	$10,230,037	$21,277,847

Adjusted Operating EBITDA[2] per share attributable to shareholders:
Basic	$0.116	$0.229	$0.099	$0.205
Diluted	$0.114	$0.225	$0.097	$0.199

[1]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[2]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating income before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[3]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
[4]	On adoption of IFRS 15, the Company restated prior year revenue and operating expenses. The restatement had no impact on net income or adjusted operating EBITDA. Refer to note 3 of the unaudited interim financial statements for the three and six months ended June 30, 2018.

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RESULTS OF OPERATIONS - three and six months ended June 30, 2018

Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company’s interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

Revenue

Revenues for the quarter ended June 30, 2018 were $27,330,518 compared to $20,928,003 for the three months ended June 30, 2017. Revenues for the six months ended June 30, 2018 were $51,996,019, an increase of $9,699,364 when compared to the six months ended June 30, 2017.

Revenues from anesthesia services for the three months ended June 30, 2018 were $24,676,618 compared to $18,140,325 for the three months ended June 30, 2017. As noted below, the increase was primarily due to the Company’s anesthesia acquisitions completed mid-year in 2017 and in 2018; however, there were a number of factors which impacted the change in revenue between the second quarter of 2018 and the second quarter of 2017. The $6.5 million increase in revenue from the prior period is reflective of the following:

•	growth through acquisitions completed in 2017 and 2018 contributed $7.9 million of the increase when comparing the two periods. This is comprised of growth from acquisitions completed in 2017 ($5.6 million) and growth from acquisitions completed in 2018 ($2.3 million);
•	the impact of the CMS final fee schedule resulted in a decrease in revenue of approximately $1.6 million when compared to the second quarter of 2017;
•	executing contracts with non-contracted payors and changes in payor mix, primarily related to entities acquired in 2016 and 2017, decreased revenue in the second quarter of 2018 by $0.3 million when compared to the second quarter of 2017; and
•	the company incurred a positive adjustment as a result of a non-recurring change in estimate of $0.5 million.

Anesthesia revenues for the six months ended June 30, 2018 were $46,785,243 compared to $36,732,662 for the six months ended June 30, 2017. The $10.1 million increase in revenue from the prior period is reflective of the following:

•	growth through acquisitions completed in 2017 and 2018 contributed $14.9 million of the increase when comparing the two periods. This is comprised of growth from acquisitions completed in 2017 ($12.4 million) and growth from acquisitions completed in 2018 ($2.5 million);
•	the impact of the CMS final fee schedule resulted in a decrease in revenue of approximately $3.3 million when compared to the first six months of 2017;
•	executing contracts with non-contracted payors and changes in payor mix, primarily related to entities acquired in 2016 and 2017, decreased revenue in the first six months of 2018 by $1.3 million when compared to the first six months of 2017;
•	a negative adjustment as a result of the change in the impact of revenue estimates of $0.5 million; and
•	revenue growth from our exclusive agreement to develop and manage a monitored anesthesia care program with Puget Sound Gastroenterology of approximately $0.3 million.

As adjusted operating expenses are largely fixed in nature, changes in revenue primarily drive changes in operating income and adjusted operating EBITDA.

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In the three months ended June 30, 2018, the anesthesia services segment serviced 66,537 patient cases compared to 46,188 patient cases during the three months ended June 30, 2017. In the six months ended June 30, 2018, the anesthesia services segment serviced 124,043 patient cases compared to 88,551 patient cases during the six months ended June 30, 2017.

The tables below summarizes our payor mix as a percentage of all patient cases for three and six months ended June 30, 2018 and 2017.

	Three months ended			Six months ended
Payor	June 30, 2018	June 30, 2017[1]	Change	June 30, 2018	June 30, 2017[1]	Change
Commercial	57.6%	58.2%	(1.0%)	57.5%	58.3%	(1.4%)
Federal	42.4%	41.8%	1.4%	42.5%	41.7%	1.9%
Total	100.0%	100.0%		100.0%	100.0%

The payor mix for the three and six months ended June 30, 2018 includes acquisitions that were completed in the second half of 2017 and in 2018 and as a result is not directly comparable to the payor mix for the three and six months ended June 30, 2017. As we acquire anesthesia providers, these providers may have different payor mix profiles and impact our overall payor mix above.

The table below summarizes our payor mix as a percentage of all patient cases for the three and six months ended June 30, 2018 and 2017, but excludes patient cases related to acquisitions completed after June 30, 2017 and completed during 2018.

	Three months ended			Six months ended
Payor	June 30, 2018	June 30, 2017[1]	Change	June 30, 2018	June 30, 2017[1]	Change
Commercial	57.0%	58.2%	(2.1%)	56.9%	58.3%	(2.4%)
Federal	43.0%	41.8%	2.9%	43.1%	41.7%	3.4%
Total	100.0%	100.0%		100.0%	100.0%

We had previously reported that the revenue per case we receive from our commercial payors would decrease approximately 5% as we contract with payors for acquisitions completed prior to December 31, 2017. We expect the total impact to revenue from the reductions in the anesthesia revenue per case, from rate changes and CMS, to be offset through organic growth in patient cases and revenue generated through the deployment of available capital for future acquisitions as we progress through the year.

[1]	Restated to conform with presentation adopted in 2018.

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Seasonality is driven by both patient cases and seasonal payor mix. As a result, revenue per patient will fluctuate quarterly. The seasonality of patient cases for fiscal 2017 is provided below for organic patient cases; it excludes patient cases relating to acquisitions completed in 2017. The Company expects similar seasonality in 2018.

Seasonality	Q4	Q3	Q2	Q1
Patient cases	26.9%	24.9%	24.4%	23.8%

Revenues from product sales for the three months ended June 30, 2018 were $2,653,900 compared to $2,787,678 for the second quarter of 2017. Revenues from product sales for the six months ended June 30, 2018 were $5,210,776 compared to $5,563,993 for the six months ended June 30, 2017. The decrease in product sales is the result of decreased sales of the CRH O’Regan System at previously trained practices due to changes in practice emphasis and to a lesser extent the introduction of competitive products. We have initiated additional practice support initiatives, including a greater emphasis on re-training physicians in practices where usage has decreased. Additionally, we plan to increase marketing support to enhance awareness of the CRH O’Regan System to both patients and physicians. The Company continues to successfully execute on the Company’s direct to physician program that allows physicians to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience. As of June 30, 2018, the Company has trained 2,808 physicians to use the O’Regan System, representing 1,076 clinical practices. This compares to 2,563 physicians trained, representing 985 clinical practices, as of June 30, 2017.

Total adjusted operating expenses - non-IFRS

For the three months ended June 30, 2018, total adjusted operating expenses were $14,437,408 compared to $10,697,966 for the three months ended June 30, 2017. For the six months ended June 30, 2018, total adjusted operating expenses were $26,689,220 compared to $21,018,808 for the six months ended June 30, 2017. Increases in adjusted operating expenses are primarily related to adjusted operating expenses in the anesthesia services business. Factors impacting the fluctuation of total adjusted operating expenses are consistent with those impacting operating expenses.

Anesthesia services adjusted operating expenses for the three months ended June 30, 2018 were $12,102,420, compared to $8,712,101 for the three months ended June 30, 2017. Anesthesia services adjusted operating expenses for the six months ended June 30, 2018 were $22,518,468, compared to $17,011,429 for the six months ended June 30, 2017. Anesthesia services adjusted operating expenses primarily include labor related costs for Certified Registered Nurse Anesthetists and MD anesthesiologists, billing and management related expenses, medical drugs and supplies and other related expenses. The Company’s first anesthesia acquisition was in the fourth quarter of 2014, with sixteen further acquisitions completed in 2015, 2016, 2017 and 2018. As a result, the second quarter of 2018 and first half of 2018 is not directly comparable to 2017, with the majority of the increase relating to operating expenses for acquired companies. Though quarterly revenue may fluctuate significantly, quarterly adjusted operating expenses, which are primarily employee related costs, due to their fixed nature, increase as a result of the Company’s acquisition strategy. Total adjusted operating expenses per case for the anesthesia segment were $182 and $182 per case for the three and six months ended June 30, 2018, respectively, as compared to $189 and $192 per case for the three and six months ended June 30, 2017, respectively. The decrease in expense per case is reflective of the leverage of our existing infrastructure and the cost profile of acquisitions completed subsequent to June 30, 2017.

Product sales adjusted operating expenses for the three months ended June 30, 2018 were $1,271,226 compared to $1,141,975 for the three months ended June 30, 2017. Product sales adjusted operating expenses for the six months ended June 30, 2018 were $2,364,060 compared to $2,178,954 for the six months ended June 30, 2017. Employment and related costs have remained consistent with the second quarter of 2017, with the increase relating to higher product support costs, specifically related to marketing and training. In the future, the Company expects adjusted operating expenses to increase as the Company continues to invest in activities aimed at increasing demand for training and use of the CRH O’Regan System.

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Corporate adjusted operating expenses for the three months ended June 30, 2018 were $1,063,762 compared to $843,890 for the three months ended June 30, 2017. Corporate adjusted operating expenses for the six months ended June 30, 2018 were $1,806,692 compared to $1,828,425 for the six months ended June 30, 2017. The increase in corporate adjusted operating expense is a reflection of higher professional fees, and employee related costs when compared to the second quarter of 2017. The increase reflects the timing of corporate activities.

Operating Income - IFRS

Operating income for the three months ended June 30, 2018 was $4,442,261 compared to $3,738,084 for the same period in 2017. Operating income for the six months ended June 30, 2018 was $8,902,410 compared to $8,683,686 for the same period in 2017.

Contributing primarily to the increase in operating income for the quarter is the increase in revenues in the anesthesia segment, offset by additional costs incurred as a result of acquisitions completed in the second half of 2017 and in 2018.

Contributing primarily to the increase in operating income for the six months ended June 30, 2018 is the increase in revenues in the anesthesia segment, offset by additional costs incurred as a result of the acquisitions completed in the second half of 2017 and in 2018.

Fluctuations in revenue will not necessarily result in correlating fluctuations in operating expenses due to the fixed nature of these costs and as such will impact operating income.

Anesthesia operating income for the three months ended June 30, 2018 was $4,813,134, an increase of $1,183,975 from the same period in 2017. Anesthesia operating income for the six months ended June 30, 2018 was $9,279,710, an increase of $691,390 from the same period in 2017. The increases are primarily reflective of the increase in anesthesia revenues, offset by additional costs incurred, including additional amortization related to acquired professional service agreements, from acquisitions completed in the second half of 2017 and in 2018.

Product operating income for the three months ended June 30, 2018 was $1,295,011 a decrease of $262,018 from the same period in 2017. Product operating income for the six months ended June 30, 2018 was $2,635,233 a decrease of $538,152 from the same period in 2017. The decrease is primarily a result of the decreased revenue in the periods presented in addition to increases in product cost and support costs.

Adjusted operating EBITDA

Adjusted operating EBITDA attributable to shareholders of the Company for the three months ended June 30, 2018 was $8,429,439, an increase of $1,077,305 from the three months ended June 30, 2017. Adjusted operating EBITDA attributable to shareholders of the Company for the six months ended June 30, 2018 was $16,660,777, an increase of $1,589,336 from the six months ended June 30, 2017. The increases in adjusted operating EBITDA attributable to shareholders is primarily a reflection of the contributions from acquisitions completed in 2017 and 2018, offset by the impacts of the CMS final rule, and the impact of moving from non-contracted to in contract status for commercial payors. Adjusted operating EBITDA is also favourably impacted by the decrease in adjusted anesthesia operating expense per case.

Adjusted operating EBITDA attributable to non-controlling interest was $4,463,671 for the three months ended June 30, 2018. This comprises the non-controlling interests’ share of revenues of $7,748,310 and adjusted operating expenses of $3,284,639. Adjusted operating EBITDA attributable to non-controlling interest was $8,646,022 for the six months ended June 30, 2018. This comprises the non-controlling interests’ share of revenues of $14,690,790 and adjusted operating expenses of $6,044,768.

Total adjusted operating EBITDA was $12,893,110 for the three months ended June 30, 2018, an increase of $2,663,073 from the same period in 2017. Total adjusted operating EBITDA was $25,306,799 for the six months ended June 30, 2018, an increase of $4,028,952 from the same period in 2017.

11

Net finance (income) / expense

As a result of the Company’s debt facilities and long-term finance obligations, the Company has recorded a net finance expense of $581,519 for the three months ended June 30, 2018, compared to net finance expense of $3,570,947 for the three months ended June 30, 2017. In the six months ended June 30, 2018, net finance expense was $1,166,032, compared to $4,817,163 for the six months ended June 30, 2017. Net finance expense is comprised of both interest and other debt related expenses, including fair value adjustments, as well as foreign exchange gains and losses on the Crown debt which was denominated in Canadian dollars. On June 26, 2017, the Company paid off and extinguished its Crown debt. As a result of the extinguishment of the Crown debt, the Company’s cash interest as a percentage of debt held is significantly lower than it has been in prior periods, with the difference between the second quarter of 2018 cash interest expense and the second quarter of 2017 cash interest expense reflective of this. The extinguishment of the Company’s Crown debt in the second quarter of 2017 was the primary driver of higher than normal finance expense in the period. The second quarter of 2018 did not incur any similar non-recurring finance expenses.

	Three months ended		Six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Finance income:
Net change in fair value of financial liabilities at fair value through earnings	(271,225)	-	(436,850)	-
Total finance income	$(271,225)	$-	$(436,850)	$-

Finance expense:
Interest and accretion expense on borrowings	$772,730	$1,062,098	$1,440,754	$2,148,774
Accretion expense on earn-out obligation and deferred consideration	42,881	155,929	87,862	315,503
Amortization of deferred financing fees	37,133	76,131	74,266	150,405
Net change in fair value of financial liabilities at fair value through earnings	-	29,200	-	44,063
Foreign exchange loss	-	177,722	-	88,084
Extinguishment of notes payable and bank indebtedness	-	2,044,867	-	2,044,867
Other	-	25,000	-	25,467
Total finance expense	$852,744	$3,570,947	$1,602,882	$4,817,163
Net finance expense	$581,519	$3,570,947	$1,166,032	$4,817,163
12

During the three months ended June 30, 2018, the Company recognized a fair value adjustment (recovery of $271,225) in respect of its earn-out obligation. The fair value adjustment resulted from changes in estimates underlying the Company’s earn-out obligation. The changes in estimates underlying the Company’s earn-out obligation were driven primarily by the changes in the cash flow estimates underlying payment and the discount rate utilized. During the six months ended June 30, 2018, the Company recognized a fair value adjustment (recovery of $436,850) in respect of its earn-out obligation.

The Company did not record any exchange gains or losses within finance income during the quarter as the Company did not hold any Canadian denominated debt in the period. In the quarter ended June 30, 2017, the Company recorded an exchange loss of $177,722 in relation to the Crown note. In the three months ended June 30, 2018, finance expense, excluding fair value adjustments, debt extinguishment costs and the impact of foreign exchange was $852,744, compared to $1,319,158 for the three months ended June 30, 2017. In the six months ended June 30, 2017, the Company recorded an exchange loss of $88,084 in relation to the Crown note. In the six months ended June 30, 2018, finance expense, excluding fair value adjustments, debt extinguishment costs and the impact of foreign exchange was $1,602,882, compared to $2,640,149 for the six months ended June 30, 2017

Cash interest paid in the three months ended June 30, 2018 was $772,730 compared to $1,573,476 for the three months ended June 30, 2017. At June 30, 2018, the Company owed $64.5 million under the amended Scotia Facility as compared to $61.7 million owed at December 31, 2017. The Company anticipates that, in future, cash interest will fluctuate as the Company draws or repays on its Facility and as LIBOR rates fluctuate.

Income tax expense

For the three months ended June 30, 2018, the Company recorded an income tax expense of $615,463 compared to an income tax recovery of $452,737 for the three months ended June 30, 2017. For the six months ended June 30, 2018, the Company recorded an income tax expense of $1,309,449 compared to an income tax recovery of $55,468 for the six months ended June 30, 2017.

Income tax expense relates only to income attributable to the Company’s shareholders. The effective tax rate experienced in the first half of 2018 is reflective of expectations for the effective tax rate for the remainder of the year.

Net and comprehensive income

For the three months ended June 30, 2018, the Company recorded net and comprehensive income attributable to shareholders of the Company of $1,301,840 compared to net and comprehensive loss attributable to shareholders of $493,631 for the three months ended June 30, 2017. For the six months ended June 30, 2018, the Company recorded net and comprehensive income attributable to shareholders of the Company of $2,729,706 compared to net and comprehensive income attributable to shareholders of $1,048,224 for the six months ended June 30, 2017. The increase year over year is largely a reflection of the increased operating income in the year and the decrease in finance expense incurred.

Net and comprehensive income attributable to non-controlling interest was $1,943,439 for the three months ended June 30, 2018 compared to net and comprehensive income attributable to non-controlling interest of $1,113,505 for the three months ended June 30, 2017

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SUMMARY OF QUARTERLY RESULTS (Unaudited)

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017, except where restated in accordance with the adoption of IFRS 15. Refer to footnote 6.

Seasonality impacts quarterly anesthesia and product revenues. With our expenses primarily fixed, adjusted operating EBITDA margins will fluctuate quarterly with operating EBITDA margins being greater during the fourth quarter of each year and operating EBITDA margins being less during the first quarter of each year. Seasonality also impacts net income as net income will fluctuate with fluctuations in adjusted operating EBITDA.

(in 000’s of US$, except EPS)	Q2’ 18	Q1 ‘18	Q4 ‘17[6]	Q3 ‘17[6]	Q2 ‘17[6]	Q1 ‘17[6]	Q4 ‘16[6]	Q3 ‘16[6]
Anesthesia services revenue	24,677	22,109	27,478	19,294	18,140	18,592	21,637	18,319
Product sales revenue	2,654	2,557	3,072	2,865	2,788	2,776	2,814	2,661
Total revenue	27,331	24,666	30,550	22,159	20,928	21,369	24,451	20,980
Total operating expense	22,888	20,205	28,332	18,507	17,190	16,423	15,278	14,386
Adjusted operating expenses[1]
Anesthesia services[1]	12,102	10,416	11,411	9,177	8,712	8,299	8,121	7,666
Product sales[1]	1,271	1,093	1,295	1,094	1,142	1,037	1,083	974
Corporate[1]	1,064	743	882	994	844	985	746	685
Product sales - adjusted margin[5]	52%	57%	58%	62%	59%	63%	61%	63%
Anesthesia services - adjusted margin[5]	51%	53%	58%	52%	52%	55%	62%	58%
Total adjusted operating expenses[1]	14,437	12,252	13,588	11,265	10,698	10,320	9,950	9,325
Operating income	4,442	4,460	2,219	3,652	3,738	4,946	9,173	6,595
Adjusted operating EBITDA2 - non-controlling interest[4]	4,464	4,182	5,473	3,119	2,878	3,329	4,219	2,533
Adjusted operating EBITDA[2] - shareholders of the Company	8,429	8,231	11,490	7,775	7,352	7,719	10,281	9,122
Adjusted operating EBITDA2 - total	12,893	12,414	16,963	10,894	10,230	11,048	14,500	11,655
Net finance (income) expense	582	585	(9,834)	(400)	3,571	1,246	1,175	1,381
Income tax expense (recovery)[3]	615	694	5,755	603	(453)	397	1,643	188
Net income	3,245	3,182	6,298	3,448	620	3,302	6,354	5,026
Attributable to:
Shareholders of the Company	1,302	1,428	3,282	2,228	(494)	1,542	3,470	2,870
Non-controlling interest[4]	1,943	1,754	3,016	1,219	1,114	1,760	2,884	2,156

Adjusted Operating EBITDA[2] per share attributable to shareholders
Basic	0.116	0.113	0.156	0.105	0.099	0.106	0.142	0.127
Diluted	0.114	0.111	0.153	0.103	0.097	0.102	0.138	0.123
Earnings (loss) per share attributable to shareholders
Basic	0.018	0.020	0.044	0.030	(0.007)	0.021	0.048	0.040
Diluted	0.018	0.019	0.044	0.030	(0.007)	0.020	0.047	0.039

[1]	Adjusted operating expenses: This is a non-IFRS measure defined as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Refer to the end of this document for the reconciliation of reported financial results to non-IFRS measures.
[2]	Adjusted operating EBITDA: This is a non-IFRS measure defined as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related corporate expenses and asset impairment charges. Refer to the end of this document for the reconciliation of reporting financial results to non-IFRS measures.
[3]	Income tax expense for the three months ended September 30, 2016 includes an immaterial adjustment related to the prior quarters in 2016 associated with the non-controlling interests’ share of income tax expense.
[4]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
[5]	Gross margin calculated with reference to sales less adjusted operating expenses
[6]	Restated as a result of the adoption of IFRS 15 effective January 1, 2018. The adoption of IFRS 15 and the restatement of comparative figures impacted anesthesia revenue and anesthesia operating expense, but had no impact on net income or adjusted operating EBITDA. Refer to note 3 of the unaudited interim financial statements for the three and six months ended June 30, 2018 for the impact of IFRS 15 adoption.

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LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2018, the Company had $4,469,617 in cash and cash equivalents compared to $12,486,884 at the end of 2017. The decrease in cash and equivalents is primarily a reflection of cash generated from operations, less cash used to finance normal course issuer bid repurchases, the SSA and WOSA acquisitions, debt repayments and tax payments during the six months ended June 30, 2018.

Working capital was $12,660,872 compared to working capital of $20,102,948 at December 31, 2017.    The Company expects to meet its short-term obligations, including short-term obligations in respect of its notes payable, deferred consideration and earn-out obligation through cash earned through operating activities. The average number of days receivables outstanding at June 30, 2018 was 53 days. Excluding the Company’s most recent acquisitions, WOSA and SSA, days receivable outstanding was 50 days at June 30, 2018. At December 31, 2017, the average number of days receivables outstanding was 42 days. Impacting the days receivable outstanding as of June 30, 2018 is the implementation of the new CMS billing codes in the first quarter of 2018, which resulted in delays in the processing of payments by payors. This has had a continued impact in the second quarter of the year, but is expected to improve.

The Company has financed its operations primarily from revenues generated from product sales and anesthesia services and through equity and debt financings and a revolving credit facility. As of June 30, 2018, the Company has raised approximately $51 million from the sale and issuance of equity securities. The Company also obtained debt financing of $52 million via senior and subordinated credit facilities with Crown, Bloom Burton and Knight in 2014, which was subsequently repaid, and entered into a revolving credit facility with the Bank of Nova Scotia for $33 million in 2015, which was subsequently increased to $55 million in 2016. Most recently, the Company amended its debt facility with the Bank of Nova Scotia, increasing its facility to $100 million on June 26, 2017. As at June 30, 2018, the Company owed $64.5 million under the facility. The terms of the Company’s facility is described below.

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016.

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On June 26, 2017, the Company amended the Scotia Facility, which includes US Bank and JP Morgan as part of the lending syndicate, to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $445,598. The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. As at June 30, 2018, the Company had drawn $64,500,000 on the amended facility (2017 - $61,700,000). The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At June 30, 2018, interest on the facility is calculated at LIBOR plus 2.50% on the revolving portion and term portion of the facility. The Facility is secured by the assets of the Company. As at June 30, 2018 the Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Total funded debt ratio	2.50:1.00
Fixed charge coverage ratio	1.15:1.00

The Company is in compliance with all covenants at June 30, 2018.

Cash provided by operating activities for the three months June 30, 2018 was $7,351,726 compared to $9,750,558 in the same period in fiscal 2017. Cash provided by operating activities for the six months June 30, 2018 was $19,211,304 compared to $17,741,573 in the same period in fiscal 2017. Cash provided by operating activities is reflective of adjusted operating EBITDA earned in the period less tax payments made.

The Company’s near-term cash requirements relate primarily to interest payments, quarterly principal payments in respect of the Scotia Facility, tax payments, annual payments in respect of the deferred consideration in relation to the Austin acquisition, payments in respect of the Company’s earn-out obligation, purchases under the Company’s normal course issuer bid, operations, working capital and general corporate purposes, including further acquisitions. Based on the current business plan, the Company believes cash and cash equivalents and the availability of its revolving credit facility will be sufficient to fund the Company’s operating, debt repayment and capital requirements for at least the next 12 months. The Company updates its forecasts on a regular basis and will consider additional financing sources as appropriate.

There were no significant changes in the Company’s contractual commitments compared with those set forth in the Company’s 2017 Management Discussion and Analysis, available on SEDAR at www.sedar.com, except as it relates to the Company’s earn-out obligation. As at June 30, 2018, the Company’s earn-out obligation has been reclassified as a current liability due to the expected timing of payment being less than one year.

OUTSTANDING SHARE CAPITAL

As at June 30, 2018, there were 72,673,588 common shares issued and outstanding for a total of $54,338,579 in share capital.

As at June 30, 2018, there were 1,344,687 options outstanding at a weighted-average exercise price of $0.52 per share, of which 1,344,687 were exercisable into common shares at a weighted-average exercise price of $0.52 per share. As at June 30, 2018, there were 2,569,000 share units issued and outstanding.

16

As at July 31, 2018 there are 72,490,288 common shares issued and outstanding for a total of $54,204,230 in share capital. There are 1,344,687 options outstanding at a weighted-average exercise price of $5.47 per share, of which 1,344,687 are exercisable into common shares at a weighted average price of $5.47 per share. As at July 31, 2018, there are 2,569,000 share units issued and outstanding.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

PROPOSED TRANSACTIONS

As at June 30, 2018, the Board of Directors had not committed to proceed with any proposed asset or business acquisitions or dispositions that are not disclosed herein.

TRANSACTIONS WITH RELATED PARTIES

Balances and transactions between the Company and its wholly owned subsidiaries and entities over which the Company has control have been eliminated on consolidation.

For the three and six months ended June 30, 2018, the Company had related party transactions with key management personnel pertaining to the ordinary course of their employment or directorship arrangements. In addition, the Company made product sales to companies owned or controlled by one of the Company’s Directors.

DISCLOSURE CONTROLS AND PROCEDURES (DCP) AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed in the prescribed filings and reports filed with the Canadian securities regulatory authorities is recorded, processed, summarized and reported on a timely basis. The Company’s controls are also designed to provide reasonable assurance that information required to be disclosed is assimilated and communicated to senior management in a timely manner so that appropriate decisions can be made regarding public disclosure.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management, including the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, which has been developed based on the framework established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO (2013)).

During the second quarter of 2018, there were no significant changes in the Company’s internal controls over financial reporting that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

As permitted by National Instrument 52-109, the evaluation of the design of disclosure controls and procedures and internal controls over financial reporting does not include controls, policies and procedures covering the Company’s acquisitions completed in the first half of 2018. Prior to its acquisition by the Company, both SSA and WOSA were privately held companies. Revenues totaling $2,340,099 and net income before tax of $841,080 from these acquisitions were included in our consolidated interim financial statements for the quarter ended June 30, 2018.

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CRITICAL ACCOUNTING ESTIMATES

There were no significant changes to the Company’s critical accounting estimates during the three and six months ended June 30, 2018, except as it relates to the Company’s adoption of IFRS 15, as described below.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2017. The Company has initially adopted IFRS 15, Revenue from Contacts with Customers as at January 1, 2018. A number of other new standards are effective from January 1, 2018, including IFRS 9, Financial Instruments, but they do not have a material effect on the Company’s financial statements.

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard is applied to each prior reporting period presented and the cumulative effect of apply the standard is recognized in the earliest period shown, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized in retained earnings at January 1, 2018, the date of initial application. Effective January 1, 2018, the Company adopted IFRS 15 using the full retrospective method.

The Company recognizes revenue upon a transfer of control of the asset to the customer. For anesthesia services, a transfer of control occurs upon completion of service to the customer (patient). For product sales, a transfer of control occurs upon shipment of product to the customer (physician). Control of goods passes to the customer (physician) upon shipment primarily because the customer obtains both legal title to the goods and an obligation to pay for the goods upon shipment. Each contract, whether for anesthesia services or product sales, contains only a single performance obligation since physicians who purchase ligators are not the ones performing endoscopies or colonoscopies that require anesthesia.

IFRS 15 requires management to estimate the transaction price including any implicit price concessions. IFRS 15 also requires that changes to the transaction price be recorded as adjustments to revenue. Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. Essentially the impact to the Company of adopting IFRS 15 is that revenue is reduced by the net uncollectible amounts which were previously recorded as bad debt expense. This only impacts the Company’s anesthesia services revenue. The net impact of adoption of IFRS 15 is a reduction in anesthesia services revenue and a corresponding reduction in anesthesia services expense with no impact to net income. There was no impact to the Company’s other operating segments.

In adopting IFRS 15, the Company has elected to make use of the following practical expedients:

•	incremental costs of obtaining a contract are recognised as an expense when incurred because the amortisation period of the asset that the Company otherwise would have recognised is one year or less; and
•	the promised amount of consideration has not been adjusted for the effects of a significant financing component because, at contract inception, the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less.
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The following table summarizes the impact of adopting IFRS 15 on the Company’s interim statement of operations and comprehensive income. Due to the nature of the adjustments, there was no impact to the consolidate balance sheet, statement of changes in equity or statement of cash flows.

For the three months ended June 30, 2017
	Note	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenue:
Anesthesia services	a	$18,140,325	$1,127,446	$19,267,771
Product sales		2,787,678	-	2,787,678
		20,928,003	1,127,446	22,055,449

Expenses:
Anesthesia services expense	a	14,511,166	1,127,446	15,638,612
Product sales expense		1,230,649	-	1,230,649
Corporate expense		1,448,104	-	1,448.104
		17,189,919	1,127,446	18,317,365

Operating income		3,738,084	-	3,738,084

Finance income		-	-	-
Finance expense		3,570,947	-	3,570,947

Income before tax		167,137	-	167,137

Income tax recovery		(452,737)	-	(452,737)

Net and comprehensive income		$619,874	-	$619,874

Attributable to:
Shareholders of the Company		$(493,631)	-	$(493,631)
Non-controlling interest		1,113,505	-	1,113,505
		$619,874	-	$619,874

a	Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. This only impacts the Company’s anesthesia services revenue. Previously, collection risk was recorded as bad debt expense. The impact of the adoption of IFRS 15 serves to reduce revenue recorded historically by the bad debt expense recorded in the anesthesia services segment.
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For the six months ended June 30, 2017
	Note	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenue:
Anesthesia services	a	$36,732,662	$2,297,541	$39,030,203
Product sales		5,563,993	-	5,563,993
		42,296,655	2,297,541	44,594,196

Expenses:
Anesthesia services expense	a	28,144,342	2,297,541	30,441,883
Product sales expense		2,390,608	-	2,390,608
Corporate expense		3,078,019	-	3,078,019
		33,612,969	2,297,541	35,910,510

Operating income		8,683,686	-	8,683,686

Finance income		-	-	-
Finance expense		4,817,163	-	4,817,163

Income before tax		3,866,523	-	3,866,523

Income tax expense		(55,468)	-	(55,468)

Net and comprehensive income		$3,921,991	-	$3,921,991

Attributable to:
Shareholders of the Company		$1,048,224	-	$1,048,224
Non-controlling interest		2,873,767	-	2,873,767
		$3,921,991	-	$3,921,991

a	Under IFRS 15, where there are implicit price concessions arising from the credit approval process, this is considered to be variable consideration. Variable consideration of this type is accounted for as adjustments to revenue recorded. This only impacts the Company’s anesthesia services revenue. Previously, collection risk was recorded as bad debt expense. The impact of the adoption of IFRS 15 serves to reduce revenue recorded historically by the bad debt expense recorded in the anesthesia services segment.

CRH’s critical accounting estimates are described in its MD&A for the year ended December 31, 2017, filed under the Company’s profile on www.sedar.com.

FUTURE CHANGES IN ACCOUNTING POLICIES

All accounting standards effective for periods beginning on or after January 1, 2018 have been adopted by the Company. New accounting pronouncements issued but not yet effective are described in note 3 to the annual consolidated financial statements for the year ended December 31, 2017. There are no new standards issued subsequent to December 31, 2017 which are considered to have an impact on the Company.

As a non-U.S. company listed on the NYSE, the United States Securities and Exchange Commission (“SEC”) requires us to perform a test on the last business day of the second quarter of each fiscal year to determine whether we continue to meet the definition of a foreign private issuer (“FPI”). Historically, we met the definition of an FPI, and as such, prepared consolidated financial statements in accordance with IFRS, reported with the SEC on FPI forms, and complied with SEC rules and regulations applicable to FPIs.

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On June 30, 2018, we performed the test and determined that we no longer meet the definition of a FPI. As such, from January 1, 2019 we will be required to prepare consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), report with the SEC on domestic forms, and comply with SEC rules and regulations applicable to domestic issuers. We are currently evaluating the impact that our transition to U.S. GAAP will have on our consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, employee benefit obligations, member loans, notes payable, deferred consideration and the Company’s earn-out obligation. The fair values of these financial instruments except the notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation is classified as a financial instrument recorded at fair value through earnings. The fair value of the Scotia Facility approximates carrying value as it is a floating rate instrument. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

Cash and cash equivalents and trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and employee benefit obligations are classified as other financial liabilities, which are measured at amortized cost. Notes payable balances and deferred consideration are also measured at amortized cost. The Company’s earn-out obligation is measured at fair value.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk. There have been no significant changes to those risks impacting the Company since December 31, 2017, nor has there been a significant change in the composition of its financial instruments since December 31, 2017.

LEGAL PROCEEDINGS

The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims

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NON-IFRS MEASUREMENTS

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed consolidated interim financial statements and accompanying notes for the condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and the consolidated financial statements and accompanying notes to the financial statements for the year ended December 31, 2017.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, stock based compensation, acquisition related expenses and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before acquisition related expenses, stock based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

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Adjusted operating EBITDA1

For the three months ended	2018		2017				2016
(USD in thousands)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun
Adjusted operating EBITDA attributable to:
Shareholders of the Company	8,429	8,231	11,489	7,775	7,352	7,719	10,281	9,122	7,054
Non-controlling interest	4,464	4,182	5,473	3,119	2,878	3,328	4,219	2,533	1,518
Total adjusted operating EBITDA	12,893	12,414	16,963	10,894	10,230	11,047	14,500	11,655	8,572
Amortization expense	(7,488)	(6,994)	(7,169)	(5,897)	(5,603)	(5,059)	(4,715)	(4,711)	(2,925)
Depreciation and related expense	(24)	(23)	(25)	(22)	(20)	(13)	(30)	(31)	(30)
Stock based compensation	(838)	(828)	(799)	(968)	(781)	(906)	(525)	(297)	(290)
Acquisition expenses	(101)	(109)	(97)	(355)	(88)	(127)	(58)	(21)	(286)
Impairment of inventory	-	-	-	-	-	-	-	-	-
Impairment of intangible assets	-	-	(6,653)	-	-	-	-	-	-
Operating income	4,442	4,460	2,219	3,652	3,738	4,946	9,172	6,595	5,041
Net finance income (expense)	(582)	(585)	9,834	400	(3,571)	(1,246)	(1,175)	(1,381)	(2,156)
Income tax (expense) recovery	(615)	(694)	(5,755)	(604)	453	(397)	(1,643)	(188)	(1,219)
Net and comprehensive income	3,245	3,182	6,298	3,448	620	3,302	6,354	5,026	1,666

Adjusted operating expenses1

For the three months ended	2018		2017				2016
(USD in thousands)	Jun	Mar	Dec	Sep	Jun	Mar	Dec	Sep	Jun

Anesthesia services - adjusted operating expense	12,102	10,416	11,411	9,177	8,712	8,299	8,121	7,666	5,378
Amortization expense	7,487	6,993	7,169	5,897	5,603	5,056	4,715	4,711	2,925
Depreciation and related expense	2	1	3	2	3	2	1	3	2
Stock based compensation	172	123	71	100	106	149	120	38	27
Acquisition expenses	101	109	97	356	87	127	58	21	286
Impairment of intangible assets	-	-	6,653	-	-	-	-	-	-
Anesthesia services expense	19,863	17,642	25,404	15,532	14,511	13,633	13,014	12,439	8,618

Product sales - adjusted operating expense	1,271	1,093	1,295	1,094	1,142	1,037	1,083	974	1,004
Amortization expense	1	1	1	1	1	5	-	-	-
Depreciation and related expense	16	16	16	14	12	8	15	15	15
Stock based compensation	71	107	95	90	76	110	125	90	99
Impairment of inventory	-	-	-	-	-	-	-	-	-
Product sales expense	1,359	1,217	1,408	1,199	1,231	1,160	1,223	1,079	1,118

Corporate - adjusted operating expenses	1,064	743	882	994	844	985	746	684	853
Amortization expense	-	-	-	-	-	(4)	-	-	-
Depreciation and related expense	6	5	6	6	5	3	14	14	13
Stock based compensation	596	599	633	777	599	647	280	169	164
Corporate expense	1,666	1,347	1,521	1,776	1,448	1,630	1,040	867	1,030

Total adjusted operating expense	14,437	12,252	13,588	11,265	10,698	10,321	9,950	9,325	7,235
Total operating expense	22,888	20,205	28,332	18,507	17,190	16,423	15,278	14,386	10,766

[1]	Fiscal years 2017 and 2016 are restated for the adoption of IFRS 15, effective January 1, 2018. Refer to note 3 of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2018.

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